11/30

Follow-Up Materials

07028962

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp.

COMPANY ADDRESS:

PROCESSED
JAN 09 2008
THOMSON
FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00025 FISCAL YEAR: ________

(03/94)

IFC International Finance Corporation
World Bank Group

File No. 83-5
Regulation IFC: Rule 2

November 21, 2007

United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in connection with certain periodic reports previously filed by International Finance Corporation (IFC) under Rule 2 of Regulation IFC are two copies of a report relating to (i) IFC's decision today to restate the audited consolidated financial statements for its last three fiscal years ended June 30, 2007 and to delay the completion of its consolidated condensed financial statements for the first quarter of its current fiscal year ended September 30, 2007, and (ii) the conclusion that IFC's audited consolidated financial statements for its last three fiscal years ended June 30, 2007 and the related auditors' report for the periods reported therein should no longer be relied upon.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

DSMcLean

David S. McLean
Deputy General Counsel

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 473-1000 • Facsimile: (202) 477-6391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

FILED IN RESPECT OF RULE 2 OF REGULATION IFC

Dated: November 21, 2007

On November 21, 2007, International Finance Corporation decided to restate the audited consolidated financial statements for its last three fiscal years ended June 30, 2007, and to delay the completion of its consolidated condensed financial statements for the first quarter of its current fiscal year ended September 30, 2007. As such, the audited annual consolidated financial statements for IFC's three fiscal years ended June 30, 2007 and the related auditors' report for the periods reported therein should no longer be relied upon.

The restatement is driven by a profit sharing feature associated with an equity investment in an IFC client company. Under Statement of Financial Accounting Standards No. 133 (FAS 133), this complex feature related to an equity investment needs to be accounted for as a stand-alone derivative and therefore is to be recorded as a liability, in an amount which reflects the fair value of that derivative. At June 30, 2007, this liability was about $160 million. At that time, IFC had an unrealized capital gain of about $250 million on the equity investment, net of the amount of the liability.

The decision to restate follows discussions with Deloitte & Touche LLP ("Deloitte"), IFC's independent auditor, on the most appropriate accounting under FAS 133 for derivatives associated with certain equity investments.

In consultation with Deloitte, IFC has therefore begun a review of its accounting policies and practices with regard to the appropriate accounting treatment of a limited number of equity investments held by IFC in client companies.

Upon completion of this review, IFC will publish as soon as practicable restated audited consolidated financial statements for its last three fiscal years ended June 30, 2007, as well as consolidated condensed financial statements for the quarter ended September 30, 2007.

IFC has discussed with Deloitte the matters disclosed in this report and has provided a copy of this disclosure to Deloitte.

This report contains forward-looking statements (statements that are not historical facts). These statements are neither promises nor guarantees, are based upon assumptions and estimates that might not be realized, and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include the time required to fully analyze the effect of the change in accounting, the results of such analysis, and the time required for IFC's independent auditor to audit the restated annual consolidated financial statements.

END